For the twelve month period ended August 31, 2006
File number: 811-05296

	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders

The Annual Meeting of Shareholders was held on December 6, 2005. At such meeting the shareholders approved the following proposal:

	Election of Directors:

				FOR			WITHHELD
		Linda W. Bynoe			10,353,060		221,578
		Richard A. Redeker		10,352,860		221,778
		Judy A. Rice			10,353,360		221,278
		Stephen D. Stoneburn		10,352,160		222,478